March 2, 2015

Via EDGAR

Mr. Christian Windsor
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated February 18, 2015 (the “Comment Letter”).

Form 10-K for the fiscal year ended September 30, 2014

Business, page 3

1.
We note that in June 2014 congressional testimony your representative indicated that payment for order flow did not impact your clients because of your obligation to seek best execution. We are not able to find any discussion of the best execution requirement in your discussion of your regulatory environment. Accordingly, please revise future filings, as applicable, to address the impact of best execution requirements on your business operations including how you meet the requirement and address possible conflicts of interest, or provide your analysis as to why this information is not material. For example, discuss how best execution requirements, payment for order flow and other fees factor into your trade routing determinations. Similarly, please discuss, if material, whether you rely on particular counterparties to route specific order types: for instance marketable orders or non-marketable limit orders. Finally, please discuss possible impacts on TD Ameritrade if it were determined that you failed to provide best execution on client trades.

Company response:
While the Company believes that the Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ending September 30, 2014 sufficiently addresses, in Item 1. Business and Item 1A. Risk Factors, the effect on our business of compliance with legal and regulatory requirements (including the additional information sought in the Comment Letter) because best execution is just one of the many regulatory requirements broker-dealers are subject to, in future filings of our Form 10-K beginning with the fiscal year ending September 30, 2015, we propose to expand the disclosure under the heading “Regulation” in Item 1. Business as follows (new language is underlined):

Regulation
The securities and futures industries are subject to extensive regulation under federal and state law. Broker-dealers are required to register with the U.S. Securities and Exchange Commission (“SEC”) and to be members of FINRA. In addition, our introducing broker-dealer subsidiary (TD Ameritrade, Inc.) is registered with the Commodity Futures Trading Commission (“CFTC”) as a futures commission merchant and is a member of, and the corresponding services functions are regulated by, the NFA. Our broker-dealer subsidiaries are subject to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”)

relating to broker-dealers, including, among other things, minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1), “best execution” requirements for client trades under SEC guidelines and FINRA rules and segregation of client funds under the SEC Customer Protection Rule (Rule 15c3-3), administered by the SEC and FINRA. TD Ameritrade, Inc. is also subject to regulations under the Commodity Exchange Act, administered by the CFTC and NFA, including CFTC Regulation 1.17, which requires the maintenance of minimum net capital, and CFTC Regulation 1.20, which requires segregation of client funds.
Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure, defined by the SEC, of a broker-dealer’s readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels.
As explained in SEC guidelines and FINRA rules, brokers are required to seek the “best execution” reasonably available for their clients’ orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions. We send client orders to a number of market centers, including market makers and exchanges, which encourages competition and ensures redundancy. We utilize a committee structure to conduct regular and rigorous reviews of the securities trade execution quality we obtain from these market centers. Our periodic reviews examine execution quality statistics from existing and prospective market centers to assist us in making order routing determinations. We also evaluate execution market center stability, execution quality and consistency daily. We only utilize market centers that meet or exceed our standards for execution quality, including, but not limited to, execution speed, price improvement, likelihood of execution, and available liquidity. Each quarter we also publicly disclose on SEC Rule 606 Reports information about the market centers we use and the related order routing revenue we received. Our SEC Rule 606 Reports can be found at www.tdameritrade.com.

We believe that the risk factor in our Form 10-K for the fiscal year ending September 30, 2104 entitled “We rely on external service providers to perform certain key functions.” properly addresses the risks associated with our use of external service providers, such as broker-dealers, market makers and exchanges, which are specifically referenced. As to the impacts of not meeting best execution requirements, we believe that the risk factors entitled “Extensive regulation and regulatory uncertainties could harm our business.” and “We are subject to litigation and regulatory investigations and proceedings and may not always be successful in defending against such claims and proceedings.” properly address the possible consequences for conduct that violates legal or regulatory requirements, such as best execution, which is referenced in the second paragraph of the regulatory risk factor along with several other regulatory areas we specifically identified. We also wish to bring to your attention the specific reference to conflicts of interests also included in the risk factor entitled “Extensive regulation and regulatory uncertainties could harm our business.”

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Sincerely,

/s/ William J. Gerber
William J. Gerber
Executive Vice President, Chief Financial Officer